EATON VANCE TAX-MANAGED DIVERSIFIED EQUITY INCOME FUND

EATON VANCE TAX-MANAGED GLOBAL DIVERSIFIED EQUITY INCOME FUND

Supplement to Statements of Additional Information dated February 17, 2022

The following changes are effective April 4, 2022:

1.	The following is added to the table under “Trustees and Officers” under “Noninterested Trustees”:

Name and Year of Birth	Trust Position(s)(1)	Length of Service	Principal Occupation(s) During Past Five Years and Other Relevant Experience	Number of Portfolios in Fund Complex Overseen By Trustee(1)	Other Directorships Held During Last Five Years(2)
NANCY A. WISER 1967	Class I Trustee	Since 2022	Formerly, Executive Vice President and the Global Head of Operations at Wells Fargo Asset Management (2011-2021).	135	None

2.	The following replaces the third sentence in the first paragraph in the paragraphs below the tables under “Trustees and Officers”:

The Board is currently composed of twelve Trustees, including eleven Trustees who are not “interested persons” of the Fund, as that term is defined in the 1940 Act (each a “noninterested Trustee”).

3.	The following is added as the nineteenth paragraph in the paragraphs below the tables under “Trustees and Officers”:

Nancy A. Wiser. Ms. Wiser has served as a member of the Eaton Vance Fund Boards since April 4, 2022. Ms. Wiser has over 30 years of experience in the investment management and financial services industry. From 2011-2021, Ms. Wiser served as an Executive Vice President and the Global Head of Operations at Wells Fargo Asset Management, where she oversaw operations and governance matters. In the role of governance, Ms. Wiser served as chairman of the board for the Wells Fargo Asset Management United Kingdom and Luxembourg legal entities as well as the Luxembourg funds. Additionally, Ms. Wiser served as the Treasurer for the Wells Fargo Funds from 2012-2021. Prior to joining Wells Fargo Asset Management, Ms. Wiser served as Chief Operating Officer and Chief Compliance Officer for two registered asset management companies where she oversaw all non-investment activities. She currently serves on the University of Minnesota philanthropic board for the Masonic Cancer Center (since 2021) and Benilde-St-Margaret’s High School Investment Committee (since 2021), and previously served on several other non-profit boards including her alma mater Providence College Business Advisory board, Boston Scores and the National Black MBA Advisory board.

4.	The following replaces the first sentence of the paragraph describing the Governance Committee under “Trustees and Officers”:

Mmes. Mosley (Chairperson), Frost, Peters, Sutherland and Wiser, and Messrs. Fetting, Gorman, Park, Quinton, Smith and Wennerholm are members of the Governance Committee.

5.	The following replaces the first sentence of the paragraph describing the Audit Committee under “Fund Management.” in “Management and Organization”:

Messrs. Wennerholm (Chairperson), Gorman, Park and Quinton and Mmes. Peters and Wiser are members of the Audit Committee.

6.	The following replaces the first sentence of the paragraph describing the Contract Review Committee under “Trustees and Officers”:

Messrs. Fetting (Chairperson), Gorman, Park, Quinton, Smith and Wennerholm and Mmes. Frost, Mosley, Peters, Sutherland and Wiser are members of the Contract Review Committee.

7.	The following replaces the first sentence of the paragraph describing the Compliance Reports and Regulatory Matters Committee under “Trustees and Officers”:

Mmes. Sutherland (Chairperson) and Wiser and Messrs. Fetting, Park and Quinton are members of the Compliance Reports and Regulatory Matters Committee.

April 5, 2022